NO ACT

PE
9-18-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


12027948

DIVISION OF
CORPORATION FINANCE

Received SEC

OCT 05 2012

Washington, DC 20549

October 5, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/5/12

Jennifer Durham King
Vedder Price P.C.
jking@vedderprice.com

Re: CFS Bancorp, Inc.
Incoming letter dated September 18, 2012

Dear Ms. King:

This is in response to your letter dated September 18, 2012 concerning the submission sent to CFS Bancorp by John D. Norcross. Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/ corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: John D. Norcross
Crane and Norcross
Two North La Salle Street
Suite 900
Chicago, IL 60602-4059

October 5, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CFS Bancorp, Inc.
Incoming letter dated September 18, 2012

The submission relates to the engagement of a national investment banking firm.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that CFS Bancorp may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of CFS Bancorp's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CFS Bancorp omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VEDDER PRICE.

VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
T: +1 (312) 609 7500
F: +1 (312) 609 5005

CHICAGO • NEW YORK • WASHINGTON, DC • LONDON

JENNIFER DURHAM KING
SHAREHOLDER
+1 (312) 609-7835
jking@vedderprice.com

September 18, 2012

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: CFS Bancorp, Inc.
Shareholder Proposal of John D. Norcross
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, CFS Bancorp, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") received from John D. Norcross (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that a shareholder proponent is required to provide the company with a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff") in response to the Company's no-action request. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> That CFS Bancorp, Inc. engage a national investment banking firm to consider the advisability of conducting an auction for the sale of the Company or other means of effecting the Company's sale.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide (1) the requisite proof of continuous ownership of the Company's securities and (2) a written statement that he intends to continue to hold the requisite number of the Company's securities through the date of the Company's 2013 annual meeting, in response to the Company's proper request for that information.

BACKGROUND

The Company received the Proponent's Proposal on August 13, 2012. The Proponent's submission contained several procedural deficiencies, including that he failed to provide verification of his ownership of the requisite number of Company shares, and a written statement that he intends to continue to hold the requisite number of the Company's shares through the date of the Company's 2013 annual meeting. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, on August 23, 2012, which was within 14 days of the date the Company received the Proposal, the Company sent the Proponent a letter notifying him of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, a copy of which is attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);

- the need for a written statement that the Proponent intends to hold the requisite number of the Company's shares through the date of Company's 2013 annual meeting; and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8. *See* Exhibit B.

The Company's records confirm delivery of the Deficiency Notice at 9:54 a.m. Chicago time on August 24, 2012. *See* Exhibit C.

The Proponent failed to respond to the Deficiency Notice prior to September 7, 2012, which was 14 calendar days from the date the Proponent received the Deficiency Notice. To date, the Company has not received a response from the Proponent.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14 (July 13, 2001).

Rule 14a-8(b)(1) also provides, in part, that "[a shareholder] must continue to hold [the] securities through the date of the meeting." Rule 14a-8(b)(2) states, in part, that the shareholder must also "provide the company with a written statement that [the shareholder] intend[s] to continue to hold the securities through the date of the meeting of shareholders." SLB 14 specifies that "the shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." *See* Section C.1.d, SLB 14 (July 13, 2001).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically sets forth the information listed above and attached a copy of Rule 14a-8. *See* Exhibit B.

As stated above, the Proponent failed to respond to the Deficiency Notice. Accordingly, the Proponent failed to establish that he owned the requisite amount of Company shares continuously for the one-year period as of the date the Proposal was submitted and that he would continue to hold the securities through the date of the 2013 annual meeting.

Accordingly, the Company believes the Proposal is excludable because the Proponent has not sufficiently demonstrated that he continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company and that he would continue to hold the securities through the date of the Company's 2013 annual meeting, as required by Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 609-7835.

Very truly yours,



Jennifer Durham King

JDK/bjp
Attachments
cc: Mr. Daryl D. Pomranke, Chief Executive Officer, CFS Bancorp, Inc. (via e-mail)
Mr. John D. Norcross (via overnight delivery)

EXHIBIT A

Copy of the Proposal

8/13/12

CRANE AND NORCROSS
Attorneys at Law

JOHN D. NORCROSS
MICHAEL E. CRANE
JOSEPH J. BUTLER
SUSAN T. CROWLEY
KRISTEN B. FARRELL
JAMES P. BOYLE
ROBERT M. MARSICO

SUITE 900 • TWO NORTH LA SALLE STREET
CHICAGO, ILLINOIS 60602-4059
TELEPHONE 312 / 726-9161 FAX 312 / 726-7032

JAMES P. CROWLEY
CERTIFIED ASSESSMENT EVALUATOR
M. KEVIN CONNORS
CERTIFIED ASSESSMENT EVALUATOR

August 8, 2012

CFS BANCORP INC.
707 RIDGE ROAD
MUNSTER IN 46321

ATTN: BOARD OF DIRECTORS

SIRS:

I am a current shareholder with a substantial number of shares being held by William Blair & Company of Chicago, Illinois.

I wish to have the following proposal put to a shareholder vote at the next annual meeting.

> THAT CFS BANCORP, INC. ENGAGE A NATIONAL INVESTMENT BANKING FIRM TO CONSIDER THE ADVISABILITY OF CONDUCTING AN AUCTION FOR THE SALE OF THE COMPANY OR OTHER MEANS OF EFFECTING THE COMPANY'S SALE.

Many of us shareholders feel a sale would be best for everyone and that an excellent price could be obtained.

We look forward to seeing our proposal prior to the next annual meeting.

Very truly yours,



John D. Norcross

JDN;KV

EXHIBIT B

Copy of Deficiency Notice



707 Ridge Road • Munster, Indiana 46321-1678

August 23, 2012

<u>VIA OVERNIGHT MAIL</u>
Mr. John D. Norcross
Crane and Norcross
Two North LaSalle Street, Suite 900
Chicago, IL 60602-4059

Dear Mr. Norcross:

I am writing on behalf of CFS Bancorp, Inc. (the "Company"), which received on August 13, 2012 your letter dated August 8, 2012 giving notice of your request to present a shareholder proposal at the Company's 2013 Annual Meeting of Shareholders (the "Proposal"). It is unclear from your letter whether you were providing this notice pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 or pursuant to the advance notice provisions of the Company's Amended and Restated Bylaws (the "Bylaws"). As described in the Company's definitive proxy statement for its 2012 Annual Meeting, any shareholder seeking to present a proposal at the Company's 2013 Annual Meeting and included in the proxy statement for that meeting, must comply with the advance notice provisions of the Bylaws and the provisions of Rule 14a-8.

If you were providing notice pursuant to Rule 14a-8, please note that the Proposal contains certain procedural deficiencies, which Rule 14a-8 requires us to bring to your attention.

1. **Proof of Continuous Ownership**

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal at the meeting for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8(b)'s ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your

ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level, and a written statement that you continuously held the requisite number of Company shares for the one-year period.

2. **Intent to Hold Shares**

Under Rule 14a-8(b), a shareholder must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the Company's shareholders. To date we have not received your written statement that you intend to hold such shares through the date of such meeting. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2013 Annual Meeting of Shareholders.

Rule 14a-8 requires that your response to this letter must be postmarked or transmitted electronically to the Company no later than 14 calendar days from the date you receive this letter. Please address any response to Monica F. Sullivan, Corporate Secretary, at CFS Bancorp, Inc., 707 Ridge Road, Munster, Indiana 46321, or by fax to Ms. Sullivan's attention at (219) 836-2950, or via email to msullivan@citz.com.

If you were providing notice pursuant to the advance notice provisions of the Company's Bylaws only, and do not intend that your proposal be included in the Company's proxy statement and proxy ballot, please note that you are required to comply with Section 12 of Article IV of the Company's Bylaws. As indicated above, in order for your proposal to be included in the proxy, you must comply with both Rule 14a-8 and the Bylaws.

If you have any questions with respect to the foregoing, please contact me by phone at (219) 513-5150. For your reference, I enclose a copy of Rule 14a-8 and a copy of the Bylaws.

Sincerely,



Daryl D. Pomranke
Chief Executive Officer

Enclosures

Electronic Code of Federal Regulations e-CFR™

e-CFR Data is current as of August 21, 2012

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's

total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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AMENDED AND RESTATED
BYLAWS OF
CFS BANCORP, INC.

(Effective as of December 13, 2010)

ARTICLE I

Section 1. Name. The name of the corporation is CFS Bancorp, Inc. (the "Corporation").

Section 2. Registered Office and Registered Agent. The street address of the Registered Office of the Corporation is 707 Ridge Road, Munster, Indiana 46321 and the name of its Registered Agent at that office is the officer of the Corporation designated as such from time to time by the Board of Directors.

Section 3. Seal. Unless otherwise required by law, the Corporation shall not be required to use a seal. If the Board of Directors of the Corporation determines that the Corporation shall use a seal, the seal shall be in such form and bear such inscription as may be adopted by resolution of the Board of Directors, or by usage of the officers on behalf of the Corporation.

Section 4. Certain References. All references in these Bylaws to the Indiana Business Corporation Law (the "Act") shall mean and include the provisions of Indiana Business Corporation Law in effect on the date that these Bylaws are adopted by the Board of Directors of the Corporation and as such law thereafter may be amended and be in effect from time to time, and including any successor to such law. All references in these Bylaws to the Articles of Incorporation of the Corporation shall mean and include the Articles of Incorporation in effect on the date that these Bylaws are adopted by the Board of Directors of the Corporation and as such Articles of Incorporation thereafter may be amended and be in effect from time to time.

ARTICLE II

Fiscal Year

The fiscal year of the Corporation shall begin each year on the first day of January and end on the last day of December of the same year.

ARTICLE III

Capital Stock

Section 1. Number of Shares and Classes of Capital Stock. The total number of shares and classes of capital stock which the Corporation shall have authority to issue shall be as set forth in the Corporation's Articles of Incorporation from time to time.

Section 2. Consideration for Shares. The shares of capital stock of the Corporation shall be issued or sold in such manner and for such amount of consideration, received or to be received, as may be fixed from time to time by the Board of Directors. Upon payment of the consideration fixed by the Board of Directors, such shares of stock shall be fully paid and nonassessable.

Section 3. Payment for Shares. The consideration determined by the Board of Directors to be required for the issuance of shares of capital stock of the Corporation may consist of any tangible or intangible property or benefit to the Corporation, including cash, promissory notes, services performed, contracts for services to be performed or other securities of the Corporation.

If the Board of Directors authorizes the issuance of shares for promissory notes or for promises to render services in the future, the Corporation shall report in writing to the shareholders the number of shares authorized to be so issued with or before the notice of the next shareholders meeting.

The Corporation may place in escrow shares issued for a contract for future services or benefits or a promissory note, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the services are performed, the note is paid, or the benefits received. If the services are not performed, the note is not paid or the benefits are not received, the shares escrowed or restricted and the distributions credited may be cancelled in whole or in part.

When payment of the consideration for which a share was authorized to be issued shall have been received by the Corporation, such share shall be declared and taken to be fully paid and not liable to any further call or assessment, and the holder thereof shall not be liable for any further payments thereon. In the absence of actual fraud in the transaction, the judgment of the Board of Directors as to the value of such property, labor or services received as consideration, or the value placed by the Board of Directors upon the corporate assets in the event of a share dividend, shall be conclusive.

Section 4. Certificates for Shares. The Board of Directors may authorize the issuance of stock in either certificated form, in which ownership of the shares is represented by a physical certificate, or in uncertificated form, pursuant to a Direct Registration System in connection with which shares will be held in book-entry form and no physical certificate is printed to each holder of capital stock of the Corporation. Each stockholder shall be entitled upon request of a certificate or certificates which shall represent and certify the number and class of shares owned by him in the corporation. If the Board of Directors determines to issue stock certificates, such stock certificates shall be signed by the Chairman of the Board, President, or Vice President and the Secretary of the Corporation. The stock certificates shall state the number of shares represented by such certificate and that such shares are fully paid and nonassessable, provided, that if such shares are not fully paid, the certificates shall be legibly stamped to indicate which has been paid, and as further payments are made, the certificate shall be stamped accordingly.

Section 5. Transfer of Shares. Transfers of shares of the Corporation's shares shall be made either (i) if in certificated form, by a transfer of the stock certificate representing the shares, or (ii) if in uncertificated form, by electronic book-entry transfer pursuant to a Direct Registration System. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, or upon transfer of book-entry ownership, it shall be the duty of the corporation to issue new shares to the person entitled thereto, cancel the old shares and record the transaction upon its books.

The Corporation may impose restrictions on the transfer or registration of transfer of capital stock of the Corporation by means of these Bylaws, the Articles of Incorporation or an agreement with shareholders. Shareholders may agree between or among themselves to impose restrictions on the transfer or registration of transfer of shares. A restriction which is authorized by the Act is valid and enforceable against the holder or a transferee of the holder of the Corporation's stock certificate or of stock held under the Corporation's Direct Registration System.

Section 6. Registered Shareholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its shareholder records as the owner of shares of capital stock of the Corporation to receive dividends and distributions, to vote as such owner, to hold liable for calls and assessments and to treat as owner of such shares in all other respects, and shall not be bound to recognize any equitable or other claims to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Indiana. Shareholders shall be responsible for notifying in writing any officer of the Corporation of any changes in their addresses from time to time, and failure to do so shall relieve the Corporation and its shareholders, directors, officers, employees and agents of liability for failure to direct notices, dividends, distributions and other documents or property to an address other than the one appearing upon the records of the Corporation.

Section 7. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock or shares in uncertified form in place of any certificate previously issued by it which is alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of new shares.

Section 8. Fractional Shares or Scrip. The Corporation may (a) issue fractions of a share which shall entitle the holder to exercise voting rights, to receive dividends thereon and to participate in any of the assets of the Corporation in the event of liquidation; (b) arrange for the disposition of fractional interests by those entitled thereto; (c) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such shares are determined; or (d) issue scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip aggregating a full share.

ARTICLE IV

Meetings of Shareholders

Section 1. Place of Meeting. Meetings of shareholders of the Corporation shall be held at such place, within or outside the State of Indiana, as may from time to time be designated by the Board of Directors, or as may be specified in the notices or waivers of notice of such meetings.

Section 2. Annual Meeting. The annual meeting of shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such day and at such time as determined by the Board of Directors and stated in the notice of such.

Section 3. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by the Act or by the Articles of Incorporation, may be called only by the Board of Directors pursuant to a resolution approved by the affirmative vote of at least three-fourths of the Directors then in office.

Section 4. Organization. Each meeting of the shareholders shall be presided over by the Chairman of the Board, or in his absence by the President, or in their absences, any other individual selected by the Board of Directors. The Secretary, or in his absence a temporary Secretary, shall act as secretary of each meeting of the shareholders. In the absence of the Secretary and any temporary Secretary, the chairman of the meeting may appoint any person present to act as secretary of the meeting. The chairman of any meeting of the shareholders shall announce the date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting and, unless prescribed by law or regulation or unless the Board of Directors has otherwise determined, shall determine the order of the business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussions as seem to him in order.

Section 5. Notice of Meetings. A written or printed notice, stating the date, time and place of the meeting, and in case of a special meeting, or when required by any provision of the Act or of the Articles of Incorporation or these Bylaws, the purpose or purposes for which the meeting is called, shall be delivered or mailed by the Secretary, or by the officers or persons calling the meeting, to each shareholder of record entitled by the Articles of Incorporation and by the Act to vote at such meeting, at such address as appears upon the records of the Corporation, at least ten (10) days and not more than sixty (60) days before the date of the meeting. Notice of any such meeting may be waived in writing by any shareholder before or after the date and time of the meeting, if the waiver sets forth in reasonable detail the purpose or purposes for which the meeting is called and the time and place thereof. Attendance at any such meeting in person, or by proxy, shall constitute a waiver of notice of such meeting. Each shareholder who has in the manner above provided waived notice of a shareholders meeting, who personally attends a shareholders meeting or who is represented at a shareholders meeting by a proxy authorized to appear by an instrument of proxy, shall be conclusively presumed to have been given due notice of such meeting. Notice of any adjourned meeting of shareholders shall not be required to be given if the date, time and place thereof are announced at the meeting at which the adjournment is taken, except as may be expressly required by the Act.

Section 6. Addresses of Shareholders. The address of any shareholder appearing on the shareholder records of the Corporation shall be deemed to be the latest address of such shareholder for the class of stock held by such shareholder.

Section 7. Voting at Meetings.

(a) Quorum. The holders of record of at least a majority of the issued and outstanding capital stock of the Corporation entitled to vote at such meeting, present in person or by proxy, shall constitute a quorum at all meetings of shareholders for the transaction of business, except where otherwise provided by the Act, the Articles of Incorporation or these Bylaws. In the absence of a quorum, any officer entitled to preside at, or act as secretary of, such meeting shall have the power to adjourn the meeting from time to time until a quorum shall be constituted. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting, but only those shareholders entitled to vote at the original meeting shall be entitled to vote at any adjournment or adjournments thereof unless a new record date is fixed by the Board of Directors for the adjourned meeting.

(b) Voting Rights. Except as otherwise provided by the Act or by the provisions of the Articles of Incorporation, each shareholder shall have the right at every meeting of shareholders to one (1) vote on all matters coming before the meeting (including, without limitation, the election of directors) for each share of stock of the Corporation having voting power registered in his or her name on the records of the Corporation on the date for the determination of shareholders entitled to vote. At any meeting of shareholders, every shareholder having the right to vote shall be entitled to vote in person, or by proxy executed in writing by the shareholder or a duly authorized attorney-in-fact and bearing a date not more than eleven (11) months prior to its execution, unless a longer time is expressly provided therein or by law.

(c) Required Vote. In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. If, at any meeting of the shareholders, due to a vacancy or vacancies or otherwise, directors of more than one class of the Board of Directors are to be elected, each class of directors to be elected at the meeting shall be elected in a separate election by a plurality vote.

(d) Validity of a Vote, Consent, Waiver or Proxy Appointment. If the name on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder, the Corporation if acting in good faith may accept the vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder. The Corporation may reject a vote, consent, waiver or proxy appointment if the authorized tabulation officer, acting in good faith, has a reasonable basis for doubt about the validity of the signature or the signatory's authority. If so accepted or rejected, the Corporation, its directors and officers and the tabulation officer are not liable in damages to the shareholder for any consequences of the rejection. Any of the Corporation's actions based on an acceptance or rejection of a vote, consent, waiver or proxy appointment under this Section is valid unless a court of competent jurisdiction determines otherwise.

Section 8. Voting List. The Secretary of the Corporation shall make before each meeting of shareholders a complete list of the shareholders entitled by the Articles of Incorporation to vote at such meeting, arranged in alphabetical order, with the address and number of shares so entitled to vote held by each shareholder. Such list shall be produced and kept open at the time and place of the meeting of shareholders and be subject to the inspection of any shareholder during the holding of such meeting.

Section 9. Fixing of Record Date to Determine Shareholders Entitled to Vote. The Board of Directors may prescribe a period not exceeding sixty (60) days prior to each meeting of shareholders, during which no transfer of stock on the books or records of the Corporation may be made; or, in lieu of prohibiting the transfer of stock may fix a date and time not more than sixty (60) days prior to the holding of any meeting of shareholders as the time as of which shareholders entitled to notice of, and to vote at, such meeting shall be determined, and all persons who are holders of record of voting stock at such time, and no others, shall be entitled to notice of, and to vote at, such meeting. Any determination of shareholders entitled to notice of or to vote at a shareholders meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which is only required if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

Section 10. Voting of Shares in the Name of Two or More Persons. When ownership stands in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, at any meeting of the shareholders of the Corporation any one or more of such shareholders may cast, in person or by proxy, all votes to which such ownership is entitled. In the event an attempt is made to cast conflicting votes, in person or by proxy, by the several persons in whose names shares of stock stand, the vote or votes to which those persons are entitled shall be cast as directed by a majority of those holding such stock and present in person or by proxy at such meeting, but no votes shall be cast for such stock if a majority cannot agree.

Section 11. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by an officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court or other public authority by which such receiver was appointed. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledge shall be entitled to vote the shares so transferred.

Section 12. Proposals. At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, or (b) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than 120 days prior to the anniversary date of the mailing of proxy materials by the Corporation in connection with the immediately preceding annual meeting of shareholders of the Corporation. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a description of the business desired to be brought before the annual meeting, (b) the name and address, as they appear on the Corporation's books, of the shareholder proposing such business, (c) the class and number of shares of Corporation stock which are Beneficially Owned (as defined in Article VII, Section 7.1(e) of the Corporation's Articles of Incorporation) by the shareholder submitting the notice, by any Person who is Acting in Concert with or who is an Affiliate or Associate of such shareholder (as such capitalized terms are defined in Article VII, Section 7.1 of the Corporation's Articles of Incorporation), by any Person who is a member of any group with such shareholder with respect to the Corporation stock or who is known by such shareholder to be supporting such proposal on the date the notice is given to the Corporation, and by each Person who is in control of, is controlled by or is under common control with any of the foregoing Persons (if any of the foregoing Persons is a partnership, corporation, limited liability company, association or trust, information shall be provided regarding the name and address of, and the class and number of shares of Corporation stock which are Beneficially Owned by, each partner in such partnership, each director, executive officer and shareholder in such corporation, each member in such limited liability company or association, and each trustee and beneficiary of such trust, and in each case each Person controlling such entity and each partner, director, executive officer, shareholder, member or trustee of any entity which is ultimately in control of such partnership, corporation, limited liability company, association or trust), (d) the identification of any person retained or to be compensated by the shareholder submitting the proposal, or any person acting on his or her behalf, to make solicitations or recommendations to shareholders for the purpose of assisting in the passage of such proposal and a brief description of the terms of such employment, retainer or arrangement for compensation, and (e) any material interest of the shareholder in such business. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Article IV, Section 12, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. This provision is not a limitation on any other applicable laws and regulations.

Section 13. Inspectors. For each meeting of shareholders, the Board of Directors shall appoint one or more inspectors of election, who shall make a written report of such meeting. If for any meeting the inspector(s) appointed by the Board of Directors shall be unable to act or the Board of Directors shall fail to appoint any inspector, one or more inspectors shall be appointed at the meeting by the chairman thereof. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability. An inspector or inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting by the chairman thereof. An inspector or inspectors shall not accept a ballot, proxy or vote, nor any revocations thereof or changes thereto, after the closing of the polls (unless a court of competent jurisdiction upon application by a shareholder shall determine otherwise) and may appoint or retain other persons or entities to assist them in the performance of their duties. Inspectors need not be shareholders and may not be nominees for election as directors.

ARTICLE V

Board of Directors

Section 1. Election, Number; Term of Office; Qualifications. One (1) class of directors shall be elected at each annual meeting of shareholders by the holders of the shares of capital stock entitled by the Articles of Incorporation to elect directors.

The number of directors of the Corporation to be elected by the holders of the capital stock entitled by the Articles of Incorporation to elect directors shall hereafter be six (6) unless changed by subsequent resolution of the Board of Directors.

Directors of the Corporation shall serve staggered terms in accordance with the Articles of Incorporation of the Corporation. All directors, except in the case of earlier resignation, removal or death, shall hold office until the third succeeding annual meeting of shareholders following their election and until their respective successors are duly elected and qualified. A director of the Corporation is not required to be a shareholder of the Corporation in order to be qualified to serve as a director.

Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the shareholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until their successors are elected and qualified or until their earlier resignation or removal. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Articles of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, and the directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be elected and qualified or until their earlier resignation or removal.

Section 3. Annual Meeting of Directors. The Board of Directors shall meet each year, either within or outside the State of Indiana, immediately after the annual meeting of the shareholders, at the same place where such meeting of the shareholders has been held for the purpose of organization, election of officers and consideration of any other business that may properly come before the meeting. No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary.

Section 4. Regular Meetings. Regular meetings of the Board of Directors, if any, shall be held at such times and places, either within or outside the State of Indiana, as may be fixed by the directors. Such regular meetings of the Board of Directors may be held without notice or upon such notice as may be fixed by the directors.

Section 5. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, President or by a majority of the authorized number of Directors. Notice of the date, time and place, either within or outside the State of Indiana, of a special meeting shall be personally delivered, telephoned, telegraphed, telexed, faxed or otherwise electronically delivered to each director at least twenty-four (24) hours prior to the time of the meeting, or sent by overnight courier or postage prepaid mail to each director at his usual place of business or residence at least five (5) days hours prior to the time of the meeting. Directors, in lieu of such notice, may sign a written waiver of notice either before the time of the meeting, at the meeting or after the meeting. Attendance by a director in person at any such special meeting shall constitute a waiver of notice unless the director at the beginning of the meeting (or promptly upon the director's arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 6. Conference Telephone Meetings. A member of the Board of Directors may participate in a meeting of the Board by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can communicate with each other, and participation by these means constitutes presence in person at the meeting.

Section 7. Quorum. A majority of the entire Board of Directors shall be necessary to constitute a quorum for the transaction of any business of the Corporation, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. A director, who is present at a meeting of the Board of Directors or a committee of the Board of Directors, at which action on any corporate matter is taken, shall be conclusively presumed to have assented to the action taken, unless (a) he or she objects at the beginning of the meeting (or promptly upon his or her arrival) to holding the meeting or transacting business at the meeting, (b) his or her dissent or abstention from the action taken is entered in the minutes of the meeting, or (c) he or she delivers written notice of his or her dissent or abstention to the presiding officer of the meeting before its adjournment or to the Secretary of the Corporation immediately after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

Section 8. Consent to Action by Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if one (1) or more written consents describing the action taken are signed by all members of the Board of Directors or such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or committee or filed with the corporate records reflecting the action taken. Action taken under this Section is effective when the last director signs the consent, unless the consent specifies a different, prior or subsequent effective date.

Section 9. Resignations. Any director may resign at any time by giving written notice to the Board of Directors, to the President or to the Secretary of the Corporation. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 10. Dividends and Distributions. The Board of Directors shall have the power, subject to any restrictions and limitations contained in the Act or in the Articles of Incorporation, to declare and pay dividends and distributions upon the outstanding capital stock of the Corporation to its shareholders as and when they deem expedient.

Section 11. Fixing of Record Date to Determine Shareholders Entitled to Receive Corporate Benefits. The Board of Directors may fix a record date, declaration date and payment date with respect to any dividend or distribution to the Corporation's shareholders. If no record date is fixed for the determination of shareholders entitled to receive payment of a dividend or distribution, the end of the day on which the resolution of the Board of Directors declaring such dividend or distribution is adopted shall be the record date for such determination.

Section 12. Committees. The Board of Directors may, by resolution adopted by a majority vote of all of the directors elected and qualified from time to time and then in office, designate from among its members an executive committee and/or one or more other committees, each of which, to the extent provided in the resolution, the Articles of Incorporation or these Bylaws, may exercise all of the authority of the Board of Directors of the Corporation. However, no such committee has the authority to (a) authorize distributions (except a committee may authorize or approve a reacquisition of shares if done according to a formula or method, or within a range, prescribed by the Board of Directors), (b) approve or propose to shareholders action that the Act requires to be approved by shareholders, (c) fill vacancies on the Board of Directors or any of its committees, (d) amend the Articles of Incorporation, (e) adopt, amend or repeal the Bylaws, (f) approve a plan of merger not requiring shareholder approval, or (g) authorize or approve the issuance or sale or a contract for sale of shares of capital stock of the Corporation, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except the Board of Directors may authorize a committee to take the action described in this subsection within limits prescribed by the Board of Directors. No member of any such committee shall continue to be a member thereof after he ceases to be a director of the Corporation.

Section 13. Remuneration. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors, a stated salary as director and/or such other compensation as may be fixed by the Board of Directors. Members of special or standing committees may be allowed like compensation for serving on committees of the Board of Directors. No such payments shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 14. Nominations of Directors. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or committee appointed by the Board of Directors or by any shareholder entitled to vote generally in an election of directors. However, any shareholder entitled to vote generally in an election of directors may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid to the Secretary of the Corporation, which notice is delivered to or received by the Secretary not later than (i) 120 days prior to the anniversary date of the mailing of proxy materials by the Corporation in connection with the immediately preceding annual meeting of shareholders of the Corporation and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name, age, business address and residence address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) the principal occupation or employment of the shareholder submitting the notice and of each person being nominated; (c) the class and number of shares of Corporation stock which are Beneficially Owned (as defined in Article VII, Section 7.1(e) of the Corporation's Articles of Incorporation) by the shareholder submitting the notice, by any Person who is Acting in Concert with or who is an Affiliate or

Associate of such shareholder (as such capitalized terms are defined in Article VII, Section 7.1 of the Corporation's Articles of Incorporation), by any Person who is a member of any group with such shareholder with respect to the Corporation stock or who is known by such shareholder to be supporting such nominee(s) on the date the notice is given to the Corporation, by each person being nominated, and by each Person who is in control of, is controlled by or is under common control with any of the foregoing Persons (if any of the foregoing Persons is a partnership, corporation, limited liability company, association or trust, information shall be provided regarding the name and address of, and the class and number of shares of Corporation stock which are Beneficially Owned by, each partner in such partnership, each director, executive officer and shareholder in such corporation, each member in such limited liability company or association, and each trustee and beneficiary of such trust, and in each case each Person controlling such entity and each partner, director, executive officer, shareholder, member or trustee of any entity which is ultimately in control of such partnership, corporation, limited liability company, association or trust); (d) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (e) a description of all arrangements or understandings between the shareholder and each nominee and any arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (f) such other information regarding the shareholder submitting the notice and each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (g) the consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

Section 15. Staggered Terms for Directors. The terms of the directors of the Corporation shall be staggered as set forth in the Articles of Incorporation of the Corporation. As such, the Board of Directors of the Corporation shall not be governed by Indiana Code 23-1-33-6(c) to the extent that such subsection requires the terms of the directors to be staggered under Indiana Code 23-1-33-6(d).

ARTICLE VI

Officers

Section 1. Principal Officers. The principal officers of the Corporation shall be a Chairman of the Board, Chief Executive Officer, President, a Vice President and a Secretary. The Corporation may also have, at the discretion of the Board of Directors, such other subordinate officers, none of whom shall be principal officers of the Corporation, as may be appointed in accordance with the provisions of these Bylaws. The same individual may hold more than one office at any time, and a single individual may hold all of the offices at any time except the offices of President and Secretary.

Section 2. Election and Term of Office. The principal officers of the Corporation shall be chosen annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor shall have been duly elected and qualified, or until his or her earlier death, resignation or removal from office.

Section 3. Removal of Principal Officers. Any principal officer may be removed, either with or without cause, at any time, by resolution adopted by a majority vote of the actual number of directors elected and qualified from time to time and then in office.

Section 4. Subordinate Officers. In addition to the principal officers enumerated in Section 1 of this Article VI, the Corporation may have one or more Assistant Secretaries and such other officers, employees and agents as the Board of Directors may deem necessary, each of whom shall hold office for such period, may be removed with or without cause and have such authority and perform such duties as the Board of Directors or any principal officer of the Corporation may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, employees or agents.

Section 5. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors, to the President or to the Secretary of the Corporation. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 6. Vacancies. Any vacancy in any office for any cause may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 7. Chairman of the Board. The Chairman of the Board shall be elected by and from the membership of the Board of Directors. The Chairman of the Board may be, but need not be, the Chief Executive Officer of the Corporation. The Chairman of the Board may be, but need not be, an officer or employee of the Corporation. The Chairman of the Board, if present, shall preside at all meetings of the Board of Directors and at all meetings of the stockholders of the Corporation. In the absence or disability of the Chairman of the Board, the duties of the Chairman of the Board shall be performed and the authority of the Chairman of the Board may be exercised by a director designated for this purpose by the Board of Directors.

Section 8. Chief Executive Officer. The Chief Executive Officer, who shall be chosen from among the Directors, shall have general responsibility for the affairs of the Corporation, subject to the control of the Board of Directors. Subject to the control and direction of the Board of Directors, the Chief Executive Officer may enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation. In general, he shall perform all duties and have all the powers incident to the office of Chief Executive Officer and all such other duties and powers as, from time to time, may be assigned to him by the Board of Directors.

Section 9. President. The President, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Chief Executive Officer, perform the duties and exercise the powers of the Chief Executive Officer. Subject to the control and direction of the Board of Directors, the President may enter into any agreement and may execute and deliver any agreement, instrument or document in the name and on behalf of the Corporation. In general, he or she shall perform all duties and have all the powers incident to the office of President and all such other duties and powers as, from time to time, may be assigned to him or her by the Board of Directors.

Section 10. Vice President. The Vice President, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. In general, he or she shall perform such other duties and have such other powers as are incident to the office of Vice President, as the case may be, and such other duties as may, from time to time, be assigned by the Board of Directors.

Section 11. Secretary. The Secretary shall prepare and shall keep or cause to be kept in the books provided for that purpose the minutes of the meetings of the shareholders and of the Board of Directors; shall duly give and serve all notices required to be given in accordance with the provisions of these Bylaws and by the Act; shall be custodian of the records and of the seal (if one is required) of the Corporation and see that the seal is affixed to all documents, the execution of which on behalf of the Corporation under its seal is required by law or the Board of Directors; shall authenticate records of the

Corporation; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him or her by the Board of Directors.

Section 12. Salaries. The salaries of the principal officers of the Corporation shall be fixed from time to time by the Board of Directors, and the salaries of any subordinate officers may be fixed by the President.

Section 13. Voting Corporation's Securities. Unless otherwise ordered by the Board of Directors, the President is appointed attorney and agent of the Corporation and shall have full power and authority in the name and on behalf of the Corporation, to attend, to act and to vote all partnership and ownership interests, stock or other securities entitled to be voted at any meetings of partners, limited liability companies or security holders of any partnerships, corporations, limited liability companies or other entities in which the Corporation may hold partnership or ownership interests, stock or other securities, in person or by proxy, as a partner, owner, shareholder or otherwise, and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such partnership or ownership interests, stock or other securities, and which as the owner thereof might have possessed and exercised if present, and to consent in writing to any action by any such other partnership, limited liability company, corporation or entity. The President is authorized to vote such interests, stock and other securities by written consent in lieu of a meeting. The Board of Directors by resolution from time to time may confer like powers upon any other person or persons.

Section 14. Bonds. The Board of Directors may, by resolution, require any and all of the officers to give bonds to the Corporation, with sufficient surety or sureties, conditions for the faithful performance of the duties of their respective offices, and to comply with such other conditions as may from time to time be required by the Board of Directors.

ARTICLE VII

Indemnification of Directors, Officers and Employees

Section 1. Indemnification. The Corporation shall provide indemnification to its directors, officers, employees, agents and former directors, officers, employees and agents and to others in accordance with the Corporation's Articles of Incorporation.

ARTICLE VIII

Amendments

Section 1. Amendments. The power to make, alter, amend or repeal these Bylaws is vested in the Board of Directors and a majority vote of the actual number of directors elected and qualified from time to time shall be necessary to effect any alteration, amendment or repeal of these Bylaws.

Section 2. Emergency Bylaws. The Board of Directors may adopt emergency Bylaws, subject to repeal or change by action of the shareholders, which shall be operative during any national or local emergency.

ARTICLE IX

Election Not to be Subject to the Control Share Acquisition Statute

The Corporation elects not to have the provisions of IC §23-1-42 apply to it.

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Amended: April 25, 2006
October 22, 2007
July 27, 2009
December 13, 2010